Exhibit (a)(7)

COUGHLIN STOIA GELLER

RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL. J. BARON (150796)

DAVID T. WISSBROECKER (243867)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

6 19/231-7423 (fax)

Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA

STEAMFITTERS LOCAL 449 PENSION

FUND and PIPEFITTERS LOCAL NO. 636

DEFINED BENEFIT PLAN, On Behalf of 1

Themselves and All Others Similarly Situated,

VIA FAX

Case No. C-08-02093

CLASS ACTION

Plaintiffs,

vs.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

LONGS DRUG STORES CORPORATION,

WARREN F. BRYANT, LEROY T. DEPT: 6

BARNES, JR., MURRAY H. DASHE,

EVELYN S. DILSAVER, MARY S. METZ,

DONNA A. TANOUE, ANTHONY G.

WAGNER, CVS CAREMARK

CORPORATION and DOES 1-25, inclusive,

DATE ACTION FILED: 08/19/08

Defendants.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING ABETTING

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiffs on behalf of the holders of Longs Drug Stores Corporation (“Long” or the “Company”) common stock against the members of Longs’ Board of Directors (“Board”) arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of Longs to CVS Caremark Corporation (“CVS”) through an unfair process and at an unfair price (the “Proposed Buyout”), via a tender offer that is set to expire on September 15, 2008. The Board was aided and abetted in its breaches of fiduciary duty by Longs and CVS. This action seeks equitable relief only.

2. Longs was founded in 1938 in Oakland, California. Longs operates in two business segments: retail drug stores and, through its RxAmerica subsidiary, pharmacy benefit services. Longs is one of the most recognized retail drug store chains on the West Coast and in Hawaii, with 510 stores as of January 31, 2008.

3. The Proposed Buyout is an opportunistic transaction for defendants, as it allows industry competitor CVS to further consolidate the market and strengthen its position on the West Coast, Southwest and Hawaii following its acquisition of Caremark in 2007.

4. The Board, well aware of the material insider benefits the Caremark board secured via its sale to CVS, was eager to cater a sale of the Company to CVS in order to receive similar benefits, and to secure lucrative change-in-control payments that Board members and management would not have received absent the Proposed Buyout. Accordingly, the Board catered the sales process exclusively to CVS, and made no attempts to adequately canvas the market to ensure that they were securing the best price possible for the Company’s shares.

5. By way of specific example, the Board had the opportunity to engage in a full and fair sales process when it was approached by strategic partner and industry competitor Walgreens Co. (“Walgreens”) in mid-2008, and offered as much as $70 per share without being provided significant confidential Company information. Rather than negotiation in good faith with Walgreens, or immediately embark on a sales process designed to maximize shareholder value, the Board raised obstacles to Walgreens’ bid by exaggerating the risk of regulatory scrutiny, demanding that Walgreens shoulder the entire burden that regulatory approval would not be received, and refusing to provide

AMENDED COMPLAINT BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

Walgreens with the confidential Company information it needed to determine whether its was willing to take on the risk of non-approval regulatory authorities. As a result, Walgreens withdrew its offer for the Company, and, when CVS came forward with its bid, the Board was not in a position to stimulate a competitive bidding process for the Company or maximize shareholder value.

6. Further exacerbating their breaches of fiduciary duty, the Board agreed to onerous deal protection devices that make the Proposed Buyout a fait accompli. Specifically, the Board agreed to: (i) a no-solicitation clause that prevents the Company from providing confidential Company information to or negotiating with potential competing bidders for the Company except under limited circumstances; (ii) a “matching rights,” or “last look” provision that provides CVS with five business days to match any competing proposal for the Company; and (iii) pay CVS a termination fee of $115 million in the event the Proposed Buyout is terminated in favor of a superior proposal.

7. In addition, the Board agreed to an egregious “top-up” provision that ensures CVS will be able to consummate the Proposed Buyout even if it meets with substantial resistance from the Company’s shareholders. The “top-up” provides that (i) once CVS secures tender of at least 66.67% of the Company’s shares, (ii) CVS will have the right to purchase any and all additional shares from the Company treasury that it requires in order to control 90% of the Company’s shares and (iii) squeeze out the rest of the Company’s remaining public shareholders via a “short-form” merger. The combined effect of the deal protection devices and top up provision precludes any and all competing bidders for the Company.

8. Moreover, based on the public information about the Company, certain large shareholders are convinced that the Proposed Buyout does not adequately value the Company’s significant real estate assets, which CVS is utilizing to leverage its purchase of Longs - essentially buying the Company with debt secured on Longs’ own assets. Indeed, many other stockholders agree, as demonstrated by the fact that the Company’s stock price has consistently traded over the $71.50 offered in the Proposed Buyout since it was announced.

9. With the unfair Top-Up provision the Board agreed to, however, those shareholders who oppose the Proposed Buyout will not be in a position to prevent its consummation. Moreover, because the Proposed Buyout does not provide for an alternate remedy of appraisal for shareholders, these

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

shareholders will have no choice but to tender their shares or get squeezed out on the back-end in a short-form merger even though they do not believe that the Proposed Buyout adequately values the Company’s shares.

10. On August 18, 2008, defendants filed a Form 14D-9 Recommendation Statement (the

“14D-9”), recommending that shareholders tender their shares into the Proposed Buyout. The 14D-9 is materially misleading, in that it fails to fairly and fully disclose, or does so in misleading fashion, material information about, among other things: (i) the sales process for the Company; (ii) conflicts of interest that burden the Board and its financial advisors; (iii) the true value of the Company’s assets, including its real estate holdings; and (iv) the financial analyses under the so-called “fairness opinion” of the Board’s financial advisor, J.P. Morgan Securities, Inc. (“JPM”).

11. In pursuing the unlawful plan to sell Longs, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

12. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiffs, on behalf of the Class, seek only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Buyout, that the Proposed Buyout is conducted in a manner that is not overtly improper, unfair and illegal.

JURISDICTION AND VENUE

13. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

14. (a) Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

(a) Longs’ principal place of business is located at 141 North Civic Drive, Walnut Creek, California.

PARTIES

15. Plaintiff Steamfitters Local 449 Pension Fund is, and at all times relevant hereto was, a shareholder of Longs.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

16. Plaintiff Pipefitters Local No. 636 Defined Benefit Plan is, and at all times relevant hereto was, a shareholder of Longs.

17. Defendant Longs is a Maryland corporation headquartered in Walnut Creek, California. Longs operates in two business segments: retail drug stores and, through its RxAmerica subsidiary, pharmacy benefit services. Longs is one of the most recognized retail drug store chains on the West Coast and in Hawaii, with 510 stores as of January 31, 2008.

18. Defendant Warren F. Bryant (“Bryant”) has been the Company’s President and Chief Executive Officer since 2002, and has served as the Chairman of the Board since 2003.

19. Defendant Leroy T. Barnes, Jr. (“Barnes”) has been a director of the Company since 2002.

20. Defendant Murray H. Dashe (“Dashe”) has been a director of the Company since 2002.

21. Defendant Evelyn S. Dilsaver (“Dilsaver”) has been a director of the Company since 2007.

22. Defendant Mary S. Metz (“Metz”) has been a director of the Company since 1991.

23. Defendant Donna A. Tanoue (“Tanoue”) has been a director of the Company since 2005.

24. Defendant Anthony G. Wagner (“Wagner”) has been a director of the Company since 1999.

25. Defendant CVS is a Delaware corporation headquartered in Woonsocket, Rhode Island. CVS is the largest provider of prescriptions and related healthcare services in the United States, and fills or manages more than one billion prescriptions annually. CVS operates two business segments: Retail Pharmacy and Pharmacy Services.

26. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiffs, who therefore sue these defendants by such fictitious names. Plaintiffs will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

27. The defendants named above in ¶¶18-24 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANT’S FIDUCIARY DUTIES

28. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Longs, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the proposed sale of Longs, are violating the fiduciary duties owed to plaintiffs and the other public shareholders of Longs, including their duties of loyalty, good faith and independence, insofar as they stand an both sides of the transaction and are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiffs or be Class.

30. Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith and independence in connection with the proposed sale of Longs, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law,

CLASS ACTION ALLEGATIONS

31. Plaintiffs bring this action individually and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of Longs stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

32. This action is properly maintainable as a class action.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

33. The Class is so numerous that joinder of all members is impracticable. According to Longs’ SEC filings, there are more than 35 million shares of Longs common stock outstanding.

34. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants, aided and abetted by Longs and CVS, have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Buyout;

(b) whether the Individual Defendants, aided and abetted by Longs and CVS, are engaging in self-dealing in connection with the Proposed Buyout;

(c) whether the Individual Defendants, aided and abetted by Longs and CVS, are unjustly enriching themselves and other insiders or affiliates of Longs;

(d) whether Individual Defendants, aided and abetted by Longs and CVS, have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing;

(e) whether Individual Defendants, aided and abetted by Longs and CVS, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

35. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

36. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

38. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED BUYOUT

40. Longs was founded in 1938 in Oakland, California. Longs operates in two business segments; retail drug stores and, through its RxAmerica subsidiary, pharmacy benefit services. Longs is one of the most recognized retail drug store chains on the West Coast and in Hawaii, with 510 stores as of January 31, 2008.

41. In April 2008, Walgreens’ CEO contacted defendant Bryant to discuss a potential all-cash transaction with the Company in the range of $62-$65 per share. Bryant informed Walgreens’ CEO that they only way the Board would even consider a transaction with Walgreens was if Walgreens shouldered all regulatory risk. Walgreens’ CEO told Bryant that Walgreens’ could only agree to such an arrangement if it was provided with the necessary due diligence to investigate the level of regulatory risk presented by a proposed merger between Longs and Walgreens.

42. On April 24, 2008, Walgreens’ CEO again contacted defendant Bryant and raised its indication of interest to $67-$70 per share, but reiterated its position that it needed to conduct due diligence before agreeing to shoulder the regulatory risk in a merger with Longs.

43. In subsequent conversations between April 26, 2008 and May 17, 2008, Walgreens’ CEO reiterated its request for due diligence so it could assess potential regulatory risk, and requested that Longs enter into a joint defense agreement that would allow Walgreens access to confidential Company information. The Board eventually agreed to do so, and provided Walgreens with some due diligence information over the ensuing weeks.

44. Beginning around June 11, 2008, Bryant had preliminary discussions with CVS about a potential merger. Two days later, Walgreens’ CEO contacted Bryant to discuss merger provisions that would shift some of the risk of regulatory approval to Longs. These discussions never moved forward,

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

and on July 11, 2008, Walgreens informed Bryant that it was no longer interested in a transaction with Longs because of, among other things, the failure of Longs to engage in good faith negotiations around the issue of regulatory risk.

45. Thereafter, the Board negotiated exclusively with CVS, and, even though the Board had failed to engage Walgreens in a competitive process despite numerous opportunities to do so and maximize shareholder value, did not subsequently reach out to any other interested bidders to solicit bids to compete with CVS.

46. On August 5, 2008, activist hedge fund Pershing Square Capital (“Pershing”) announced that it had built up an 8.8% stake in the Company, and that it may engage the Company in discussions. Pershing further stated that it had purchased total return swaps to bring its total economic interest in Longs to 15.4%. After the Proposed Buyout was announced, Pershing executed these swaps and now holds a voting and tender interest in 15.4% of Longs’ shares.

47. Pershing’s announcement effectively put the Company “in play,” and susceptible to offers from potentially interested bidders. The Board did not take the opportunity to conduct a full and fair auction for the Company presented by Pershing’s announcement, however. Instead, the Board entered into the Proposed Buyout just one week later, catering the entire process to the interests of CVS and eschewing any attempt to maximize shareholder value.

48. On August 11, 2008, the Board agreed to the Proposed Buyout based in large part on a so-called “fairness opinion” offered by JPM.

THE PROPOSED BUYOUT

49. On August 12, 2008, the Company announced that it had entered into a merger agreement with CVS. As the joint press release stated:

CVS Caremark Corporation and Longs Drug Stores Corporation today announced that they have entered into a definitive agreement under which CVS Caremark will acquire Longs for $71.50 per share in cash for a total purchase price of $2.9 billion including the assumption of net debt. Through this acquisition, CVS Caremark will acquire Longs’ 521 retail drugstores in California, Hawaii, Nevada and Arizona as well as its Rx America subsidiary, which offers prescription benefits management (“PBM”) services to over 8 million members and prescription drug plan benefits to approximately 450,000 Medicare beneficiaries.

The addition of Longs’ valuable store locations in Central and Northern California, Hawaii, and Nevada will provide CVS Caremark with substantial market

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

positions in these highly attractive, fast growing markets. Further, the acquisition complements CVS Caremark’s substantial presence in Southern California and provides a foundation for significant future growth throughout the nation’s largest state. The transaction also offers CVS Caremark immediate market leadership in the highly attractive Hawaiian market, where it currently does not have a presence, as well as high-quality locations in Nevada and Arizona.

Significantly, Longs owns the real estate associated with approximately 200 store locations, three distribution centers and three office facilities. CVS Caremark has conservatively valued the store locations alone at more than $1 billion. These stores are located in markets where commercial real estate values are among the highest in the country and prime locations are especially difficult to acquire. CVS Caremark intends to unlock the intrinsic value of these locations, as well as the distribution centers and office facilities, by monetizing a substantial portion of these assets over time.

With an enhanced national reach, CVS Caremark will be in a stronger position as it rolls out its new suite of offerings under the Proactive Pharmacy Care model, taking advantage of its retail and PBM services.

Tom Ryan, Chairman, President and CEO of CVS Caremark, commented, “This transaction provides tremendous benefits to CVS Caremark by accelerating our expansion in very attractive drugstore markets and strengthening our geographic reach. In fact, Longs has a significant presence in ten non-CVS markets that are among the top 100 drugstore markets in the country. More than 490 of the stores we are acquiring are located in the Central and Northern California and Hawaiian markets, where Longs is a lending player. Longs’ store network in these regions is excellent and is one that would take a decade or more for us to replicate through organic growth.

“With this acquisition, we will increase accessibility to our pharmacies for consumers and put us in an even better position to grow our new Proactive Pharmacy Care offerings with our PBM clients. We are very excited about the potential offered by this combination and the opportunity to build on our strong track record of acquiring and successfully integrating PBMs and retail drugstore chains, and we expect this integration to be seamless.

“Over the years, I have been very impressed with the strong customer loyalty Longs’ employees have earned throughout the West Coast and Hawaii, as well as the high quality of Longs’ stores in these markets. We look forward to completing the transaction and welcoming the talented Longs associates to our company,” Mr. Ryan concluded.

Warren F. Bryant, Chairman, President and Chief Executive Officer of Longs, stated, “The transaction represents an excellent opportunity for Longs to deliver significant and certain value to its shareholders while positioning its stores to thrive in the future for the benefit of its employees and customers.

“Over the course of the last five years, we have transformed Longs into a stronger, more productive, more profitable company. Given the changing industry landscape, we believe this combination is the logical next step for Longs. CVS Caremark has a strong record of successfully integrating drug store chains and pharmacy benefit services into its portfolio and working with employees to strengthen the performance, format and offerings of stores. We believe this will present excellent opportunities for our employees and ensure that our customers continue to receive excellent pharmacy care and high quality products.”

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

Longs generates annual revenues in excess of $5 billion, consistently strong operating cash flow, and reported EBITDA in the last 12 months of approximately $276 million. Assuming completion of the transaction in the fourth quarter of 2008, the acquisition is expected to be dilutive to earnings per share in the first year, and accretive to EPS beginning in 2010. CVS Caremark expects to achieve significant cost synergies of approximately $100 million in 2009 and approximately $140-$150 million in 2010, resulting from purchasing efficiencies and a reduction of SG&A expense.

The combination will expand CVS Caremark’s position as the #1 provider or prescriptions in the U.S. Following the acquisition, CVS Caremark will fill or manage more than 1.2 billion prescriptions per year and will operate approximately 6,800 drugstores in 41 states and the District of Columbia.

The acquisition will be effected through a tender offer to be launched shortly by a subsidiary of CVS Caremark for all outstanding Longs shares. The tender offer will be subject to, among other things, the condition that at least two-thirds of the outstanding Longs shares are tendered.

CVS Caremark plans to finance the acquisition with a $1.5 billion bridge loan facility, together with existing cash and liquidity, which will provide CVS Caremark with funding sufficient to satisfy its obligations for the acquisition. The transaction is subject to review under the Hart-Scott-Rodino Act and has other customary closing conditions. It is expected to be completed in the fourth quarter of 2008.

Lehman Brothers and Deutsche Bank served as financial advisors to CVS Caremark on this transaction and provided the bridge loan commitment. Davis Polk & Wardwell and Mintz Levin Cohn Ferris Glovsky and Popeo P.C. served as legal advisors to CVS Caremark. J.P. Morgan Securities Inc. served as financial advisor to Longs and Wachtell, Lipton, Rosen & Katz served as its legal advisor.

50. As a result of the Proposed Buyout, shareholders will be unable to share in the long-term gains the Company is likely to achieve. Moreover, the consideration offered in the Proposed Buyout does not provide shareholders with fair value for the cost and revenue synergies that will flow to CVS via the Proposed Buyout.

51. Defendants concede that the Proposed Buyout will generate tremendous synergies for CVS. On Conference Call on August 12, 2008, CVS’s Chairman and CEO stated the following regarding the Proposed Buyout:

With today’s announcement, we will now become a leading player in Central and Northern California and Hawaii. As you know, California is the most populous state with 36 million plus people adding 300,000 alone. So, from when we entered California in just four years, after this transaction, we will have over 830 stores in the state. More than anybody else.

Our experience, as well as others in the real estate business, have proven that site selection and development in Northern and Central California markets as well as Hawaii is pretty costly and very time consuming. And this is as evidenced by the limited mount of development. Many of these markets are mature with a minimum supply of appropriate drug store sites. We estimate that the timeframe needed to assemble a

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

quality portfolio like the one we are acquiring would be at least 10 years. Development of sites, even if they become available, are time consuming, because of complex zoning and entitlement issues and significant capital investment. Consequently, an opportunity like this to acquire hundreds of quality locations in these markets is rare.

More than 490 of the stores we are acquiring in Central and Northern California and Hawaii stores are good with valuable well located sites. In fact, these sites – these stores will give us a leading positions in 10 new markets that are in the top 100 markets in the country. We’ll have strong positions in Oakland, Sacramento, San Jose, San Francisco and Honolulu, just for an example.

In addition to California and Hawaii, we’ll also add 24 stores in Nevada and a couple of stores in Arizona. We will gain leadership in the Reno, Nevada market, where we currently only have three stores. And this market’s projected to grow twice the annual average growth rate of the rest of the country.

So, in total, following this acquisition, we will operate 6,800 drug stores in 41 states and the District of Columbia.

About 470 of those stores we are acquiring, average about 22,000 to 23,000 square feet. That’s a little bit bigger than the Sav-On stores, but not much. Sav-On stores have – we have some stores that size. And the rest of the stores – the rest of the Longs’ stores are smaller stores in the 4,000 to 7,000 square foot range. And these are located mainly in or near medical centers. And, we think, there’s an opportunity for us to put our specialty pharmacy in these stores.

It’s important also to note that Longs owns the real estate associated with approximately 200 plus store locations, three distribution centers and three office facilities. We have valued these store locations alone at more than $1 billion.

As noted earlier, these stores are located in markets, where commercial real estate and values are among the highest in the country and prime locations are difficult to acquire. We intend to unlock the intrinsic value of these locations as well as distribution centers and office facilities by monetizing a substantial portion of these assets over time. In addition, Longs’ distribution centers will be valuable additions to our distribution network.

Now, as I said, many of you know Longs also operates a PBM, RxAmerica, which serves about 8.5 million commercial lives and it has a Med. D standalone PDP that insures about 450,000 lives. The PBM generates about $380 million in annual revenue, including the PDP lives. CVS Caremark will insure over 1.5 million lives through the PDP plans. We will integrate RxAmerica’s PBM and PDP business over time. And it will be a nice complement to our PBM.

Let me talk a little bit about the financials. Longs generates approximately $5 billion in annual revenues and a reported EBITDA in the last 12 months of $276 million. So, this transaction is priced at approximately 10 times EBITDA, which is roughly what we paid for the Osco Sav-On stores in 2006. The company has a consistent cash flow generator, reporting operating cash flow of about $200 million annually.

***

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

In terms of synergies, we are currently anticipating cost synergies of $100 million in ‘09 an approximately $140 million to $150 million in 2010. These are obviously resulting from purchasing efficiencies as well as reduction SG&A.

***

To me, the acquisition of Longs provides important strategic and financial benefits for us both in the near and the long term. One, we’re accelerating our growth into key new markets that are difficult to enter. Two, we’re broadening our geographic reach that will help us facilitate the rollout of our new Proactive Pharmacy Care offerings. Three, together with the management team of Longs and the CVS management team, we believe, we can improve the performance of the stores with our technology, our process and our merchandising. Four, over time, we will be able to monetize $1 billion in real estate.

52. In response to questions from analysts on the accuracy of CVS’s synergies estimates, Ryan stated:

Well, I’ll just say that I don’t think we’ve ever missed our projections on acquisition, either on the revenue side or the synergy side. So, we take a fairly conservative approach.

***

We run the synergies the way we always have... this is a $5 billion on top of our $80 plus billion. So, we’re looking at the purchasing synergies around the obvious areas in generics and private label and some other front-end items and then also the overhead.

53. Certain of the Company’s large shareholders, including Pershing, have publicly taken the position since the Proposed Buyout was announced that the consideration offered does not adequately value the Company, especially its expansive real estate interests. In fact, as reported in a news article entitled “Pershing Hires Blackstone to Boost Longs Price,” Pershing has hired its own financial advisor to evaluate the Proposed Buyout:

Pershing Square Capital Management on Friday hired Blackstone Group to help it drive up the purchase price for Longs Drug Stores Corp., the Wall Street Journal said in its online edition, citing a person familiar with the situation.

Officials at neither U.S. private equity firm Blackstone Group, nor activist hedge fund Pershing Square Capital, could immediately be reached for comment.

Longs agreed on Tuesday to be acquired by CVS Caremark Corp. for about $2.5 billion, or $71.50 a share, a significant premium to Longs’ closing price that day.

Pershing Square, through common stock and private contracts called swaps, has an economic interest in Longs equivalent to almost 26 percent of the drug store chain’s outstanding shares, the report said.

AMENDED (COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

Pershing Square has been approached by a real-estate investor that claims it could earn more money selling unwanted Longs sites than CVS could on its own, according to the person familiar with the matter, the Journal said.

The potential extra income from such sales could make the assets of Longs more valuable than the current purchase price would indicate, the Journal said, citing the source.

54. Pershing’s dissent has been joined by Advisory Research, Inc., which has also criticized the Proposed Buyout far undervaluing the Company’s real estate assets, as reported in an article entitled ‘Longs Drug Shareholders Question CVS Bid”:

Two of the largest shareholders at Longs Drug Stores Corp. aren’t convinced CVS Caremark Corp.’s takeover offer reflects the full value of the company.

Despite the 32% premium CVS is willing to pay Longs shareholders, Advisory Research Inc. and activist hedge fund Pershing Square Capital Management we questioning whether CVS and Longs’ own management team are lowballing the value of Longs’ real estate assets.

The rest of the market is skeptical, too. Shares of Longs have traded above the deal’s $71.50 a share offer price for the past six trading sessions. This suggests other investors are betting CVS will increase its initial Aug. 12 bid.

Advisory Research, which owns 9.2% of Longs common stock, said in a Securities and Exchange Commission filing Wednesday it has asked Longs for more information about the value put on drug-store chain’s real estate assets before it decides on whether the offer is in the “best interests of its clients.”

In an interview, David Heller, chairman of Advisory Research, said Longs Chief Executive Warren Bryant told him in a phone conversation that Longs signed an agreement with CVS stating it would not reveal the value of its real estate.

Longs owns 521 drug stores in California, parts of Nevada, Arizona and Hawaii.

“This is outrageous, “Heller said. “We’re certainly entitled to this information. This is an issue of fairness to shareholders. Management needs to get off its lofty perch.”

Longs couldn’t be immediately reached for comment Wednesday. A CVS spokeswoman said in an emailed statement that the company’s offer is fair.

Pershing, run by Bill Ackman, who is known to be a vocal critic of companies, is working with Blackstone Group LP to weigh its options. As of Aug. 14, Pershing owned an 8.8% stake in Longs common stock, or 3 million shares. But through private contracts called equity swaps, its overall economic stake in Longs is 25.8%.

One arbitrage trader who looks to profit on price spreads in mergers said Pershing’s track record could convince other Longs shareholders to hold out for a higher price.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

“There’s a pretty good chance Pershing can be successful,” said Thomas Kirchner, who runs the Pennsylvania Avenue Event-Driven Fund. “They can potentially block the deal.”

***

Kirchner bought Longs shares after the deal was announced and said he doesn’t plan to tender them to CVS, betting instead that CVS will eventually sweeten its offer. He said buying Longs Drug is a cheap way for CVS to grow its store base in California and Hawaii, which have some of the priciests real estate in the country.

What’s missing in the merger equation is how CVS and Longs came up with their real estate assessment. The companies haven’t provided such data in regulatory documents.

When the deal was announced Aug. 12, CVS said it planned to either sell off or restructure Long’s real estate though sale-leaseback transactions. It put a conservative value of $1 billion on 200 Longs retail stores, three distribution centers, and three office building,

In an SEC filing Monday, Longs said it doesn’t think CVS can readily sell off its real estate assets in a manner that would warrant a higher offer price, especially due to hefty tax implications.

Longs shares are now trading at almost four times their value five years ago. This may have prompted long term shareholders to cash out rather than hand their stock over to CVS in the tender offer. Buyers of those shares are likely arbitragers, said Kirchner.

For the deal to go though, CVS needs to obtain two-thirds of Longs diluted common shares outstanding in the tender offer. On that basis, the transaction could be derailed if Pershing and another 25% of Longs’ shares on the marker are withheld.

55. On August 26,2008, the Company’s stock price closed at $72.70 per share, $1.20 over the consideration offered in the Proposed Buyout.

56. Further exacerbating their breaches of fiduciary duty, the Board agreed to onerous deal protection devices that make the Proposed Buyout a fair accompli. Specifically, the Board agreed to: (i) a no-solicitation clause that prevents the Company from providing confidential Company information to or negotiating with potential competing bidders for the Company except under limited circumstances; (ii) a “matching rights,” or “last look” provision that provides CVS with five business days to match any competing proposal for the Company; and (iii) pay CVS a termination fee of $115 million in the event the Proposed Buyout is terminated in favor of a superior proposal.

57. In addition, the Board agreed to an egregious “top-up” provision that ensures CVS will be able to consummate the Proposed Buyout even if it meets with substantial resistance from the

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

Company’s shareholders. The “top-up” provides that (i) once CVS secures tender of at least 66.67% of the Company’s shares, (ii) CVS will have the right to purchase any and all additional shares from the Company treasury that it requires in order to control 90% of the Company’s shares and (iii) squeeze out: the rest of the Company’s remaining public shareholders via a “short-form” merger. The combined effect of the deal protection devices and top-up provision precludes any and all competing bidders for the Company.

58. With the unfair Top-Up provision the Board agreed to, those shareholders who oppose the Proposed Buyout will not be in a position to prevent its consummation. Moreover, because the Proposed Buyout does not provide for an alternate remedy of appraisal for shareholders, these shareholders will have no choice to tender their shares or get squeezed out on the back-end in a short-form merger even though they do not believe that the Proposed Buyout adequately values the Company’s shares.

59. On August 18, 2008, defendants filed the materially misleading

14D-9, recommending that shareholders tender their shares into the Proposed Buyout. The 14D-9 is materially misleading, in that it fails to fairly and fully disclose, or does so in a misleading fashion, material information about, among other things: (i) the sales process for the Company; (ii) conflicts of interest that burdened the Board and its financial advisors; (iii) the true value of the Company’s assets, including its real estate holdings; and (iv) the financial analyses under JPM’s so-called “fairness opinion.”

SELF-DEALING

60. The Board, well aware of the material insider benefits the Caremark board secured via its sale to CVS, was eager to cater a sale of the Company to CVS in order to receive similar benefits, and to secure lucrative change-in-control payments that they would not have received absent the Proposed Buyout. Accordingly, the Board catered the sales process exclusively to CVS, and made no attempts to adequately canvas the market to ensure that they were securing the best price possible for the Company’s shares.

61. For example, defendant Bryant has nearly $10 million in unvested equity awards that will immediately vest and become monetized once the Proposed Buyout is consummated. Additionally, Bryant will secure $23.6 million in “golden parachute” change-in-control payments.

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AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

62. By reason of their positions with Longs, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Longs, and especially the true value and expected increased future value of Longs and its assets, which they have not disclosed to Longs’ public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Longs’ public shareholders.

63. The proposed sale is wrongful, unfair and harmful to Longs’ public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Buyout is an attempt to deny plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants and CVS on unfair terms.

64. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

Withdraw their consent to the sale of Longs and allow the shares to trade freely, without impediments, and undertake a fair and open sales process directed towards maximizing shareholder value.

Act independently so that the interests of Longs’ public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and require that any buyout proposal be approved by a majority of the minority shareholders.

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Longs’ public shareholders.

Fully and fully disclose all material information about the Company, including the true value of its real estate assets, the sales process, conflicts of interests that burdened the Board and its advisors, and the financial analyses underlying JPM’s “fairness opinion.”

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

65. Plaintiffs repeat and reallege each allegation set forth herein.

66. The Individual Defendants, aided and abetted by Longs and CVS, have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

shareholders of Longs and have acted to put their personal interests ahead of the interests of Longs’ shareholders.

67. Longs and CVS have knowledge of, and actively participated in, the Individual Defendants’ breaches of fiduciary duty complained of herein.

68. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiffs and other members of the Class.

69. The Individual Defendants, aided and abetted by Longs and CVS, have violated their fiduciary duties by negotiating a transaction with CVS without regard to the fairness of the transaction to Longs’ shareholders.

70. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by Longs and CVS, failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Longs because, among other reasons:

(a) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Buyout; and

(b) they are using the proposed sale of the Company to aggrandize their own interests upon completion of the sale.

71. Because the Individual Defendants dominate and control the business and corporate affairs of Longs, and are in possession of private corporate information concerning Longs’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Longs which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

72. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by Longs and CVS, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

73. As a result of the actions of defendants, plaintiffs and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING

74. Unless enjoined by this Court, the Individual Defendants, aided and abetted by Longs and CVS, will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the Proposed Buyout which will exclude the Class from its fair share of Longs’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm or the Class, as aforesaid.

75. The Individual Defendants, aided and abetted by Longs and CVS, are engaging in self-dealing, are not acting in good faith toward plaintiffs and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

76. Unless the Proposed Buyout is enjoined by the Court, the Individual Defendants, aided and abetted by Longs and CVS, will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Buyout terms, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

77. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Buyout is in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Longs’ shareholders;

E. Rescinding, to the extent already implemented, the Proposed Buyout and proposals, voting agreements and termination fees associated therewith;

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F. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 27, 2008

COUGHLIN STOIA GELLER

RUDMAN & ROBBINS LLP

DARREN J. ROBBINS

RANDALL J. BARON

DAVID T. WISSBROECKER

RANDALL J. BARON

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiffs

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTlES AND AIDING AND ABETTING